Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Sprague, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Sprague:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide International Small Cap Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on November 15, 2016, with regard to Post-Effective Amendment No. 201 (the "Amendment") to the Registrant's registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on September 30, 2016, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission Page 2

PROSPECTUS

Fund Summary: Nationwide International Small Cap Fund

1.
Comment: Footnote 2 to the fee table on page 2 refers to short-sale dividend expenses, but there is no line item for such expenses in the fee table. To the extent that short-sale dividend expenses are expected to be realized in the upcoming fiscal year, include such expenses in the fee table.

Response: The Fund will not engage in short sales.

2.
Comment: Footnote 2 to the fee table on page 2 states that "reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses." The Staff's position is that recoupment plans should have a defined period of three years or less. If the plan exceeds three years, the Fund must to accrue a liability for the recoupment expenses that would offset the benefit of a current year's waiver. Please revise the disclosure and any applicable expense limitation agreements or confirm that the Fund is currently accruing such a liability.

Response: The Registrant confirms that the Fund's recoupment plan has a defined period of three years. Footnote 2 has been revised as follows:

Nationwide Mutual Funds (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.99% until at least February 28, 2018. Under the expense limitation agreement, the level to which operating expense are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the

U.S. Securities and Exchange Commission

expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement. More information about administrative services fees can be found in "Investing with Nationwide Funds" commencing on page 12 of this Prospectus.

3.
Comment: Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of all of these specific derivatives are disclosed in the section entitled "Derivatives risks," including the risk of swaps. Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the Prospectus and/or the SAI. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Registrant confirms that the disclosure lists all of the derivatives that the Fund currently intends to use as a principal investment strategy and the purposes for which such investments will be used. The Registrant also confirms that the principal risks of all of these specific derivatives are disclosed in the section entitled "Derivatives risks." The Registrant also confirms that all derivatives that the Fund currently intends to use and the risks of such investments are disclosed in the Prospectus and/or the SAI.

4.	Comment: On page 3 under "Principal Investment Strategies," please revise the first sentence of the first paragraph as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of companies with smaller market capitalizations at the time of purchase.

Response: The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes. Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

5.
Comment: On page 3 under "Principal Investment Strategies," state the full name of the index (Morgan Stanley Capital International Europe, Australasia and Far East Small Cap Index) prior to defining it as the "MSCI EAFE Small Cap Index."

Response: The Registrant has revised the disclosure as requested.

U.S. Securities and Exchange Commission

6.
Comment: The Fund should disclose the objective method by which it determines that a country is an emerging market country. One method could be the country's inclusion in an independent third party list of emerging countries, such as those maintained by the World Bank and IMF, or lists used by index providers such as FTSE, MSCI, or S&P.

Response: The Registrant respectfully declines to update the disclosure as requested. The Fund will not invest in a prescribed percentage of emerging market securities as a principal investment strategy. Rather, the Fund will invest primarily in securities of non-U.S. companies, some of which may include companies located in emerging market countries. The term "emerging markets" is used in the disclosure to describe the Fund's investments in foreign securities, rather than a principal strategy to invest in emerging market companies.

Risks of Investing in the Fund

7.	Comment: To the extent that investing in depositary receipts is a principal investment strategy of the Fund, add the appropriate disclosure to Item 4.

Response: Investing in foreign securities is a principal strategy of the Fund, and as part of this strategy, the Fund may invest in depositary receipts. However, investing in depositary receipts on their own is not a principal strategy of the Fund.

Fund Management

8.	Comment: On page 11 under "Subadviser," specify the relevant time period that will be covered by the Fund's first semiannual or annual report.

Response:  At this point, the Registrant has not determined when the Fund will launch. Therefore, the Registrant respectfully declines to update the disclosure.

Investing With Nationwide Funds

9.
Comment: On page 18 under "Accounts with Low Balances," to the extent that an automatic redemption may be a taxable event for shareholders, describe the tax consequences or direct shareholders to the applicable part of the Prospectus or SAI.

Response: The following disclosure has been added to the end of the second bullet under "Accounts with Low Balances":

A redemption of your remaining shares may be a taxable event for you. See "Distributions and Taxes – Selling and Exchanging Shares" below.

U.S. Securities and Exchange Commission

STATEMENT OF ADDITIONAL INFORMATION

10.
Comment: On page 17 under "Restrictions on Certain Investments," the disclosure states that the Fund may invest up to 10% of its total assets in securities of other investment companies. Since the Fund does not include a separate line item for acquired fund fees and expenses in its fee table, confirm that the Fund estimates that such acquired fund fees and expenses will not exceed 1 basis point.

Response: The Registrant confirms that the acquired fund fees and expenses for the Fund will not exceed 1 basis point for the applicable period.

11.	Comment: On page 41 under "Board Oversight of Trust Risk," remove the reference to the "Fund of Funds" in the third sentence of the second paragraph.

Response: The Registrant has updated the language as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire